CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

05013204

December 1, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: ~~CI Financial Inc~~. (formerly CI Fund Management Inc.) (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

Note that the Company changed its name to CI Financial Inc. effective December 1, 2005 (see attached Articles of Amendment).

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)
David A. Katz, Wachtell, Lipton, Rosen & Katz (w/Articles of Amendment only)

j:\mjk\ltrs\sec-ltr.doc

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for October

TORONTO (November 1, 2005) – CI Financial ("CI") today reported gross sales of $756 million and net redemptions of $33 million for October 2005 and fee-earning assets at the end of the month of $68.9 billion.

"CI's gross sales were strong in October, continuing the trend of significant year-over-year sales growth," said Stephen A. MacPhail, CI President and Chief Operating Officer. "However, our net sales were affected this month by the uncertainty in the income trust market and a rebalancing by an institutional client at CI Investments."

CI subsidiary CI Investments Inc. had gross sales of $668 million and net redemptions of $23 million, consisting of $95 million of net redemptions in long-term funds and $72 million of net sales in money market funds.

During the month, CI Investments, in co-operation with Sun Life Financial, launched the Sun*Wise* Elite Segregated Funds. Sun*Wise* Elite offers investors 39 funds representing a full range of asset classes, portfolio managers and investment styles, and their choice of three different principal protection options on all funds. The Sun*Wise* funds are managed by CI Investments and the policies are issued by Sun Life Assurance Company of Canada.

"Sun*Wise* Elite builds on our significant presence in the segregated fund market," said Peter W. Anderson, CI Investments President and Chief Executive Officer. "Including the existing Sun*Wise* program and our other segregated fund families such as CI Guaranteed Investment Funds, CI Investments is one of the top three companies in Canada for segregated fund sales and assets, and the top firm that is not an insurance company."

Also in October, Morningstar Canada reported that CI Investments continued to lead the industry with the most five-star funds. Including all funds with a rating, CI Investments had 30 five-star funds at September 30, 2005.

Assante Corporation had gross sales of $88 million and net redemptions of $10 million in October. Assante's new multi-manager, multi-asset, multi-style Institutional Managed Portfolios continue to record strong net sales.

"CI and its subsidiaries are well positioned for the coming RSP season with a strong-performing, quality lineup of investment funds and services," Mr. MacPhail said.

CI's overall fee-earning assets at October 31, 2005, of $68.9 billion consisted of managed assets of $51.1 billion and administered/other assets of $17.8 billion. Managed assets included investment fund assets at CI Investments and Assante of $49.8 billion, labour-sponsored funds of $191 million and structured products/closed-end funds of $1.1 billion. Administered/other assets of $2.2 billion included institutional assets at BPI Global Asset Management LLP, which generate fees for CI. The decline in these assets during October was largely attributable to a decision by certain institutional clients to move their accounts

from BPI. The $15.5 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante) generate fees for those companies.

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI FINANCIAL
October 31, 2005
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$533	$628	-$95
CI money market	135	63	72
TOTAL CI Investments	$668	$691	-$23
TOTAL Assante Funds	$88	$98	-$10
TOTAL Skylon/Other	$0	$0	$0
TOTAL CI	$756	$789	-$33

FEE-EARNING ASSETS	September 30/05 (millions)	October 31/05 (millions)	% Change
CI mutual/segregated funds	$42,597	$40,993	-3.8
Assante funds	9,045	8,784	-2.9
	$51,642	$49,777	-3.6
Managed labour-sponsored funds	194	191	-1.5
Structured products/closed-end funds	1,178	1,140	-3.2
TOTAL Managed Assets	$53,014	$51,108	-3.6
CI administered/other assets	3,017	2,248	-25.5
Assante/IQON assets under administration (net of Assante funds)	15,531	15,531	0.0
TOTAL FEE-EARNING ASSETS	$71,562	$68,887	-3.7

AVERAGE MANAGED ASSETS	September 30/05 (millions)	October 31/05 (millions)	% Change
Monthly	$52,617	$51,427	-2.3
Quarter-to-date	$52,617	$52,012	-1.2
Fiscal year-to-date	$51,299	$51,325	0.1

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	286,178,203	Bank debt	$331
In-the-money options	9,291,403	Cash & marketable securities	(28)
Percentage of all options	100%	Net Debt Outstanding	$303
All options % of shares	3.2%	In-the-money liability (net of tax)	$33
Dividend yield at $21.50	3.3%	Terminal redemption value of funds	$783

CI Financial   *News Release*

CI Financial (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Withdraws Offer to Acquire Clarington Corporation

Toronto (November 7, 2005) - CI Financial (TSX: CIX) announced today that it has withdrawn its offer to acquire all of the outstanding common shares of Clarington Corporation (TSX: CFI) for $13.00 per common share, for total consideration of approximately $254 million.

While Industrial Alliance has announced that it will make a bid to acquire all Clarington shares at a higher price, it is not clear whether the Industrial Alliance bid includes the management fee reductions that CI had presented to Clarington as part of its $13 per share bid to Clarington. The reductions CI had represented to Clarington that it would make would have provided significant benefits to Clarington fund unitholders as they would have had their management expense ratios (MERs) reduced, as detailed below, to CI's levels, representing tens of millions of dollars of savings over the next few years. "I would expect that Clarington has got Industrial Alliance to match CI's unitholder fee reductions as the Clarington unitholders should not be the ones funding the higher bid," said Stephen A. MacPhail, CI's President and Chief Operating Officer.

Fund Name (1)	Current MER (2) (%)	Proposed MER (3)(4) (%)	Basis Point Reduction
Clarington Canadian Value Fund	2.75	2.35	40
Clarington Canadian Equity Fund	2.75	2.35	40
Clarington Canadian Balanced Fund	2.70	2.35	35
Clarington Canadian Small Cap Fund	2.80	2.35	45
Clarington Canadian Dividend Fund	2.75	2.35	40
Clarington Canadian Equity Class	2.75	2.35	40
Clarington Core Portfolio	2.71	2.35	36
Clarington Canadian Income Fund II	2.59	2.35	24
Clarington Canadian Growth & Income Fund	2.68	2.35	33
Clarington Global Small Cap Fund	2.90	2.38	52
Clarington Global Equity Fund	2.90	2.38	52
Clarington Global Equity Class	2.91	2.38	53
Clarington Global Income Fund	2.80	2.38	42
Clarington Navellier U.S. All Cap Fund	2.90	2.36	54
Clarington U.S. Dividend Fund	2.84	2.36	48
Clarington Diversified Income Fund	2.39	2.35	4
Clarington Income Trust Fund	2.49	2.35	14
Clarington Canadian Income Fund	2.40	2.19	21

(1) For Series A securities of these funds.
(2) Based on most recent Clarington Fund annual reports for the year ended December 31, 2004.
(3) Excluding capital tax.
(4) These are estimates, based on currently available information, of what the Clarington Funds' MERs could have been had CI completed its proposed transaction. The vast majority of these reductions would have been achieved by merging Clarington Funds with existing CI funds having lower MERs, while others would have been achieved by management fee and/or administration fee reductions.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of CI with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Clarington or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of CI, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy CI shares in the United States will only be made pursuant to a prospectus and related offer materials that CI expects to send to holders of Clarington securities, subject to the requirements of applicable law. The CI shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information about CI and its management, as well as financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

-30-

For further information contact:

Stephen A. MacPhail
President and Chief Operating Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial to Offer to Acquire Clarington Corporation for $14.75 per Share, Reduce Unitholder Fees

Toronto (November 14, 2005) - CI Financial (TSX: CIX) announced today that it intends to make an offer to acquire all of the outstanding common shares of Clarington Corporation (TSX: CFI) for $14.75 per common share, and substantially reduce fees for securityholders of the Clarington Funds.

Under the offer, shareholders of Clarington can elect to receive, at their option, $14.75 cash, common shares of CI valued at $14.75 or a combination of cash and CI common shares valued at $14.75 for each common share of Clarington. The cash, share and combination alternatives are not subject to any aggregate maximums nor to proration. The exchange ratio used to calculate the number of CI common shares issuable will be based on the volume weighted average trading price of CI's common shares for the five trading days immediately prior to the expiry date of the offer (including any extensions thereof).

CI's bid price takes into consideration the $7 million break fee the Clarington board of directors provided to Industrial Alliance in connection with its bid. CI was greatly disappointed that Clarington's board of directors agreed to such a break fee without serious negotiations with any other party as it unfairly transfers shareholder value to Industrial Alliance and has created an impediment to potential higher bids.

CI expects to mail its offer to Clarington shareholders as soon as reasonably possible following delivery by Clarington of updated lists of its securityholders.

Upon completion of CI's intended offer, Clarington's mutual fund unitholders will benefit from significant management expense ratio (MER) reductions as the Clarington funds are aligned with the lower cost structure of existing CI funds. The present value of the MER reductions will provide approximately $81 million in benefits to Clarington Fund securityholders by way of reduced fees over the next seven years. CI's offer includes reductions to the MERs of the majority of Clarington Funds within twelve months as detailed below, thereby improving their long term attractiveness to the Clarington Funds' securityholders and bringing overall Clarington Funds' MERs in line with CI's funds:

Fund Name [(1)]	Current MER Including GST [(2)] (%)	Proposed MER Including GST [(3)(4)] (%)	Basis Point Reduction
Clarington Canadian Value Fund	2.75	2.35	40
Clarington Canadian Equity Fund	2.75	2.35	40
Clarington Canadian Balanced Fund	2.70	2.35	35
Clarington Canadian Small Cap Fund	2.80	2.35	45
Clarington Canadian Dividend Fund	2.75	2.35	40
Clarington Canadian Equity Class	2.75	2.35	40
Clarington Core Portfolio	2.71	2.35	36
Clarington Canadian Income Fund II	2.59	2.35	24
Clarington Canadian Growth & Income Fund	2.68	2.35	33
Clarington Global Small Cap Fund	2.90	2.38	52
Clarington Global Equity Fund	2.90	2.38	52

Clarington Global Equity Class	2.91	2.38	53
Clarington Global Income Fund	2.80	2.38	42
Clarington Navellier U.S. All Cap Fund	2.90	2.36	54
Clarington U.S. Dividend Fund	2.84	2.36	48
Clarington Diversified Income Fund	2.39	2.35	4
Clarington Income Trust Fund	2.49	2.35	14
Clarington Canadian Income Fund	2.40	2.19	21

(1) For Series A securities of these funds.
(2) Based on most recent Clarington Fund annual reports for the year ended December 31, 2004.
(3) Excluding capital tax.
(4) These are estimates, based on currently available information, of what the Clarington Funds' MERs could be if CI completes its proposed transaction. The vast majority of these reductions can be achieved by merging Clarington Funds with existing CI funds having lower MERs, while others can be achieved by management fee and/or administration fee reductions.

"These MER reductions are clearly a benefit to Clarington Fund unitholders that must be considered in the overall evaluation of our offer," said Stephen A. MacPhail, CI's President and Chief Operating Officer. "Any other offer that does not match these clearly isn't an equivalent offer and disregards the fiduciary obligation to the mutual fund unitholders."

The offer will be made only by formal offer and take-over bid circular. The offer will be subject to certain conditions, including acceptance of the offer by holders of at least 66 2/3% of the outstanding common shares of Clarington calculated on a fully diluted basis, and receipt of all required regulatory approvals. If all of those conditions are met and CI receives cooperation from Clarington management including access to information, CI currently expects completion of the transaction in early 2006.

CI is one of Canada's largest independent mutual fund companies with more than $51 billion in assets under management through a broad array of mutual, segregated and closed-end funds, and total fee-earning assets of $69 billion as of October 31, 2005. CI had $2.4 billion in net sales for the 12 months ended October 31, 2005. CI's shares trade on the TSX and, as of November 11, 2005, CI had a total market capitalization of $6.4 billion.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of CI with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Clarington or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of CI, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy CI shares in the United States will only be made pursuant to a prospectus and related offer materials that CI expects to send to holders of Clarington securities, subject to the requirements of applicable law. The CI shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States

Securities Act of 1933, as amended, which would contain detailed information about CI and its management, as well as financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

-30-

For further information contact:

Stephen A. MacPhail
President and Chief Operating Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending November 30, 2005

Toronto, November 16, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending November 30, 2005 of $0.1458 per unit payable on December 14, 2005 to unitholders of record as at November 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\nov05\rel-skylon-convert.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending November 30, 2005

Toronto, November 16, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending November 30, 2005 of $0.15625 per unit payable on December 14, 2005 to unitholders of record as at November 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\nov05\rel-skylon-highyield.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending November 30, 2005

Toronto, November 16, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending November 30, 2005 of $0.0666 per unit payable on December 14, 2005 to unitholders of record as at November 30, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\nov05\rel-signature.dot

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending November 30, 2005

Toronto, November 16, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending November 30, 2005 of $0.1875 per unit payable on December 14, 2005 to unitholders of record as at November 30, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\nov05\rel-skylon-capital.dot

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending November 30, 2005

Toronto, November 16, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending November 30, 2005 of $0.1510 per unit payable on December 14, 2005 to unitholders of record as at November 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\nov05\rel-skylon-global.dot

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending November 30, 2005

Toronto, November 16, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending November 30, 2005 of $0.1510 per unit payable on December 14, 2005 to unitholders of record as at November 30, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\nov05\rel-skylon-globalii.dot

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending November 30, 2005

Toronto, November 16, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending November 30, 2005 of $0.05833 per unit payable on December 14, 2005 to unitholders of record as at November 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\nov05\rel-skylon-growth.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending November 30, 2005

Toronto, November 16, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending November 30, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	November 30, 2005	December 14, 2005
Series B units	US$0.0417 per unit	November 30, 2005	December 14, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending November 30, 2005

Toronto, November 16, 2005 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending November 30, 2005 of $0.0583 per unit payable on December 14, 2005 to unitholders of record as at November 30, 2005.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\nov05\rel-skylon-yield-adv.doc

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, November 18, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending November 30, 2005 of $0.0625 per unit payable on December 14, 2005 to unitholders of record as at November 30, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial to Offer to Acquire Clarington Corporation for $14.75 per Share, Reduce Unitholder Fees

Toronto (November 14, 2005) - CI Financial (TSX: CIX) announced today that it intends to make an offer to acquire all of the outstanding common shares of Clarington Corporation (TSX: CFI) for $14.75 per common share, and substantially reduce fees for securityholders of the Clarington Funds.

Under the offer, shareholders of Clarington can elect to receive, at their option, $14.75 cash, common shares of CI valued at $14.75 or a combination of cash and CI common shares valued at $14.75 for each common share of Clarington. The cash, share and combination alternatives are not subject to any aggregate maximums nor to proration. The exchange ratio used to calculate the number of CI common shares issuable will be based on the volume weighted average trading price of CI's common shares for the five trading days immediately prior to the expiry date of the offer (including any extensions thereof).

CI's bid price takes into consideration the $7 million break fee the Clarington board of directors provided to Industrial Alliance in connection with its bid. CI was greatly disappointed that Clarington's board of directors agreed to such a break fee without serious negotiations with any other party as it unfairly transfers shareholder value to Industrial Alliance and has created an impediment to potential higher bids.

CI expects to mail its offer to Clarington shareholders as soon as reasonably possible following delivery by Clarington of updated lists of its securityholders.

Upon completion of CI's intended offer, Clarington's mutual fund unitholders will benefit from significant management expense ratio (MER) reductions as the Clarington funds are aligned with the lower cost structure of existing CI funds. The present value of the MER reductions will provide approximately $81 million in benefits to Clarington Fund securityholders by way of reduced fees over the next seven years. CI's offer includes reductions to the MERs of the majority of Clarington Funds within twelve months as detailed below, thereby improving their long term attractiveness to the Clarington Funds' securityholders and bringing overall Clarington Funds' MERs in line with CI's funds:

Fund Name (1)	Current MER Including GST (2) (%)	Proposed MER Including GST (3)(4) (%)	Basis Point Reduction
Clarington Canadian Value Fund	2.75	2.35	40
Clarington Canadian Equity Fund	2.75	2.35	40
Clarington Canadian Balanced Fund	2.70	2.35	35
Clarington Canadian Small Cap Fund	2.80	2.35	45
Clarington Canadian Dividend Fund	2.75	2.35	40
Clarington Canadian Equity Class	2.75	2.35	40
Clarington Core Portfolio	2.71	2.35	36
Clarington Canadian Income Fund II	2.59	2.35	24
Clarington Canadian Growth & Income Fund	2.68	2.35	33
Clarington Global Small Cap Fund	2.90	2.38	52
Clarington Global Equity Fund	2.90	2.38	52

Securities Act of 1933, as amended, which would contain detailed information about CI and its management, as well as financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

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For further information contact:

Stephen A. MacPhail
President and Chief Operating Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

Clarington Global Equity Class	2.91	2.38	53
Clarington Global Income Fund	2.80	2.38	42
Clarington Navellier U.S. All Cap Fund	2.90	2.36	54
Clarington U.S. Dividend Fund	2.84	2.36	48
Clarington Diversified Income Fund	2.39	2.35	4
Clarington Income Trust Fund	2.49	2.35	14
Clarington Canadian Income Fund	2.40	2.19	21

(1) For Series A securities of these funds.
(2) Based on most recent Clarington Fund annual reports for the year ended December 31, 2004.
(3) Excluding capital tax.
(4) These are estimates, based on currently available information, of what the Clarington Funds' MERs could be if CI completes its proposed transaction. The vast majority of these reductions can be achieved by merging Clarington Funds with existing CI funds having lower MERs, while others can be achieved by management fee and/or administration fee reductions.

"These MER reductions are clearly a benefit to Clarington Fund unitholders that must be considered in the overall evaluation of our offer," said Stephen A. MacPhail, CI's President and Chief Operating Officer. "Any other offer that does not match these clearly isn't an equivalent offer and disregards the fiduciary obligation to the mutual fund unitholders."

The offer will be made only by formal offer and take-over bid circular. The offer will be subject to certain conditions, including acceptance of the offer by holders of at least 66 2/3% of the outstanding common shares of Clarington calculated on a fully diluted basis, and receipt of all required regulatory approvals. If all of those conditions are met and CI receives cooperation from Clarington management including access to information, CI currently expects completion of the transaction in early 2006.

CI is one of Canada's largest independent mutual fund companies with more than $51 billion in assets under management through a broad array of mutual, segregated and closed-end funds, and total fee-earning assets of $69 billion as of October 31, 2005. CI had $2.4 billion in net sales for the 12 months ended October 31, 2005. CI's shares trade on the TSX and, as of November 11, 2005, CI had a total market capitalization of $6.4 billion.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of CI with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Clarington or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of CI, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy CI shares in the United States will only be made pursuant to a prospectus and related offer materials that CI expects to send to holders of Clarington securities, subject to the requirements of applicable law. The CI shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States

Securities Act of 1933, as amended, which would contain detailed information about CI and its management, as well as financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

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For further information contact:

Stephen A. MacPhail
President and Chief Operating Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Comments on its Offer to Acquire Clarington Corporation

Toronto (November 18, 2005) - CI Financial (TSX: CIX) confirmed today that it has given written confirmation to Clarington Corporation (TSX: CFI) of CI's previously announced offer to acquire all of the outstanding common shares of Clarington for $14.75 per share and otherwise on substantially the same terms and conditions as the existing Industrial Alliance offer for Clarington at a price of $14.25 per share. CI has also notified Clarington on several occasions that, upon successful completion of CI's offer, CI intends to reduce the management expense ratios (MERs) of the Clarington Funds, consistent with CI's public announcement on November 14, 2005, to bring the Clarington Fund securityholders material savings over the next seven years.

"It is ridiculous for Clarington and Industrial Alliance to pretend CI's bid isn't a real bid," said Stephen A. MacPhail, CI's President and Chief Operating Officer. "It wasn't until we received a copy on Wednesday of the support agreement between Clarington and Industrial Alliance that we were able to discover the conditions under which they would consider another bid to be real. If I were an investor who purchased Clarington shares since CI announced its bid, I would be shocked to hear Clarington and Industrial Alliance were acting like CI's bid was non-existent."

Under CI's offer, shareholders of Clarington can elect to receive, at their option, $14.75 cash, common shares of CI valued at $14.75 or a combination of cash and CI common shares valued at $14.75, for each common share of Clarington. The cash, share and combination alternatives are not subject to any aggregate maximums nor to proration. The exchange ratio used to calculate the number of CI common shares issuable will be based on the volume weighted average trading price of CI's common shares for the five trading days ending immediately prior to the expiry date of the offer (including any extensions thereof). CI's bid price takes into consideration the $7 million break fee that Clarington's board of directors obligated Clarington to pay to Industrial Alliance in connection with Industrial Alliance's initial bid. "Many shareholders have expressed their concern with Clarington and its board committing to a very onerous support agreement and $7 million break fee at a time when it was clearly known there were multiple bidders. What we are seeing is a direct transfer of wealth from Clarington's shareholders to Industrial Alliance of almost $0.50 per share that otherwise would be included in a competing bid," said Mr. MacPhail.

Upon completion of CI's offer, CI intends to take various steps to reduce the MERs of the majority of the Clarington Funds in order that the Clarington Funds will become aligned with the lower cost structure of existing CI mutual funds. The present value of the proposed MER reductions is estimated to provide approximately $81 million in benefits to Clarington Fund securityholders, by way of reduced fees, over the next seven years. "The absurdity of the support agreement signed by Industrial Alliance and Clarington is that Clarington's board of directors must recommend to its shareholders any bid by Industrial Alliance that matches the cash consideration payable under CI's bid even though a successful CI bid will also provide material fee reduction benefits to the Clarington Funds' securityholders that Industrial Alliance appears unwilling to support. The Clarington board members comprise the identical board of directors that is directly responsible for the governance of the Clarington Funds and has fiduciary

duties to the Clarington Funds' securityholders. Nobody at Industrial Alliance or Clarington appears to be watching out for the best interests of the Clarington Funds' securityholders. In the extreme, if CI offered to cut the management fees of the Clarington Funds to zero, Clarington's board would still be contractually bound to support and recommend Industrial Alliance's bid", added Mr. MacPhail.

CI's offer will be made only by formal offer and take-over bid circular. The offer will be subject to certain conditions, including acceptance of the offer by holders of at least 66 2/3% of the outstanding common shares of Clarington calculated on a fully diluted basis, and receipt of all required regulatory approvals. If all of those conditions are met, CI currently expects completion of the transaction in early 2006.

CI is one of Canada's largest independent mutual fund companies with more than $51 billion in assets under management through a broad array of mutual, segregated and closed-end funds, and total fee-earning assets of $69 billion as of October 31, 2005. CI had $2.4 billion in net sales for the 12 months ended October 31, 2005. CI's shares trade on the TSX and, as of November 16, 2005, CI had a total market capitalization of $6.3 billion.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of CI with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Clarington or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of CI, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy CI shares in the United States will only be made pursuant to a prospectus and related offer materials that CI expects to send to holders of Clarington securities, subject to the requirements of applicable law. The CI shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information about CI and its management, as well as financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

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For further information contact:

Stephen A. MacPhail
President and Chief Operating Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Responds to Clarington's Position on CI's Superior Offer

Toronto (November 25, 2005) - CI Financial (TSX: CIX) today announced that it has responded to the November 23 announcement by Clarington Corporation (TSX: CFI) that Clarington's board of directors does not presently consider CI's written proposal of November 18, 2005 to acquire all of the outstanding Clarington common shares at a price of $14.75 per share to be a "Competing Transaction" for purposes of the support agreement between Clarington and Industrial Alliance Insurance and Financial Services Inc. In a letter to Clarington and its board dated November 23, 2005, CI emphasized that its November 18 proposal constitutes a "Competing Transaction" for purposes of the Industrial Alliance support agreement, including as a result of the fact that CI proposes to make an offer to acquire all of the outstanding Clarington shares by means of a take-over bid (as required by the support agreement), and that the offer price of $14.75 is, at the election of Clarington shareholders, payable in cash and is more favourable to the holders of Clarington shares from a financial point of view than the $14.25 per share offer by Industrial Alliance. However, as a demonstration of CI's desire to acquire Clarington and provide greater value to Clarington shareholders, CI has advised Clarington that it has waived those conditions of its proposal requiring lock-up agreements and retention, non-solicitation and non-competition agreements with certain directors and officers of Clarington.

CI noted that Clarington has characterized CI's proposal as "non-binding" and "highly conditional", notwithstanding the fact that the board of directors of Clarington has, in authorizing and recommending the offer contemplated by the Industrial Alliance support agreement and the conditions contained in that agreement, approved substantially the same arrangements (albeit at a lower offer price) with Industrial Alliance in respect of certain members of the Clarington board and officers of Clarington. CI also noted that the Industrial Alliance support agreement provides that a Competing Transaction includes both an offer and a "proposal", which is, by its very nature, non-binding.

"We are confident that our proposal is a Competing Transaction which requires Industrial Alliance to either match our price of $14.75 or step aside, and that Clarington and Industrial Alliance are merely trying to buy more time to fend off CI's bid. We are perplexed that Clarington's board would continue to take steps to deprive its minority shareholders of our superior offer," said Stephen A. MacPhail, CI's President and Chief Operating Officer.

In its November 23 letter, CI confirmed to Clarington that CI's superior offer will be completed in accordance with the terms and conditions set forth in a definitive support agreement containing substantially the same representations, conditions and other provisions as the Industrial Alliance support agreement (other than price and alternative forms of consideration as payment for Clarington shares, the absence of any requirement by CI for a lock-up agreement with any Clarington shareholders and the absence of any requirement by CI for any retention, non-solicitation or non-competition agreement with any director, officer or employee of Clarington or any of its subsidiaries).

CI expects that, once the right to match afforded to Industrial Alliance under the Industrial Alliance support agreement in respect of CI's proposal has expired, Clarington will immediately contact CI to discuss CI's

proposal and finalize the details of a support agreement, and put CI in a position to mail its superior offer to Clarington shareholders as soon as possible.

CI has notified Clarington on several occasions that, upon successful completion of CI's offer, CI intends to reduce the management expense ratios (MERs) of the Clarington Funds, consistent with CI's public announcement on November 14, 2005, to bring the Clarington Fund securityholders material savings over the next seven years.

CI is one of Canada's largest independent mutual fund companies with more than $51 billion in assets under management through a broad array of mutual, segregated and closed-end funds, and total fee-earning assets of $69 billion as of October 31, 2005. CI had $2.4 billion in net sales for the 12 months ended October 31, 2005. CI's shares trade on the TSX and, as of November 24, 2005, CI had a total market capitalization of $7.2 billion.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of CI with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Clarington or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of CI, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy CI shares in the United States will only be made pursuant to a prospectus and related offer materials that CI expects to send to holders of Clarington securities, subject to the requirements of applicable law. The CI shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information about CI and its management, as well as financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

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For further information contact:

Stephen A. MacPhail
President and Chief Operating Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

CI Investments™
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI completes fund mergers

TORONTO (November 28, 2005) – CI Investments Inc. ("CI") today announced the successful completion of several changes to its fund lineup, including the mergers of six funds into other funds managed by CI.

The changes included the amalgamation of Synergy Canadian Fund Inc. into CI Corporate Class Limited, a tax-efficient mutual fund corporation that allows investors to switch among its 42 fund classes without triggering a disposition for tax purposes. This change was prompted by the elimination of the foreign property rule for registered plans, as Synergy Canadian Fund classes were considered Canadian content for registered plans and CI Corporate Class funds were considered foreign content.

"The merger of Synergy Canadian Class into CI Corporate Class has given investors greater choice within this tax-efficient fund structure," said Peter W. Anderson, President and Chief Executive Officer of CI. "All of these changes contribute to providing a clearer, more efficient lineup of investment options."

The amalgamation and the mutual fund mergers were approved by securityholders at special meetings held on November 24, 2005. The completed fund mergers are as follows:

Terminating Fund	Continuing Fund	Portfolio Manager
Synergy Canadian Value Class	CI Canadian Investment Corporate Class	Kim Shannon, Sionna Investment Managers Inc.
Synergy Canadian Short-Term Income Class	CI Short-Term Corporate Class	James Dutkiewicz, Signature Advisors
Synergy Canadian Corporate Class	Synergy Canadian Equity Corporate Class *	David Picton, Synergy Asset Management
BPI Global Equity Fund	CI Global Fund	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
Signature Canadian Income Fund	Signature Dividend Fund	Eric Bushell, Signature Advisors
CI Global Opportunities III Fund	Trident Global Opportunities Fund	Nandu Narayanan, Trident Investment Management, LLC

** Name changed to Synergy Canadian Corporate Class.*

In addition to the mergers, CI has converted three Synergy Canadian Fund classes into CI Corporate Class funds: Synergy Canadian Class has become Synergy Canadian Corporate Class, Synergy Canadian Style Management Class has become Synergy Canadian Style Management Corporate Class, and Signature Canadian Small Cap Class has become Signature Canadian Small Cap Corporate Class.

In connection with the conversion of Synergy Canadian Style Management Class to Synergy Canadian Style Management Corporate Class, Legg Mason Capital Management, Trilogy Advisors, LLC, Epoch Investment Partners Inc. and Altrinsic Global Advisors, LLC will become sub-advisors of Synergy Canadian Style Management Corporate Class. Synergy Asset Management will continue to be the

principal sub-advisor of the fund, for which the portfolio is managed by a number of Canadian and global portfolio managers with different investment styles. Previously, the fund obtained exposure to these global managers indirectly through an investment by the fund in Synergy Global Style Management Corporate Class.

In addition, BPI American Equity Fund has been renamed CI American Equity Fund, and BPI American Equity Corporate Class has been changed to CI American Equity Corporate Class. These changes reflect the combination of BPI Global Asset Management LLP with Trilogy Advisors earlier this year and the management of those fund portfolios by Trilogy.

A number of changes to CI's segregated fund lineups also took effect today. Information about these changes, which were announced on September 23, 2005, can be found at www.ci.com under "What's New."

CI is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $68.9 billion in fee-earning assets as of October 31, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the web at www.ci.com.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Investments Inc.
Tel.: (416) 364-1145

Placements CI

2, rue Queen Est, 20e étage, Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

CI conclut la fusion de certains fonds

TORONTO (Le 28 novembre 2005) – CI Investments Inc. (« CI ») a annoncé aujourd'hui la réalisation fructueuse de plusieurs changements au niveau de sa gamme de fonds, y compris la fusion de six fonds avec d'autres fonds gérés par CI.

Ces changements comprennent la fusion de Synergy Canadian Fund Inc. avec CI Corporate Class Limited, une société de fonds communs fiscalement avantageuse qui permet aux investisseurs d'effectuer des transferts entre les 42 catégories de fonds faisant partie de sa gamme, sans entraîner une disposition aux fins fiscales. Cette conversion a eu lieu grâce à l'élimination de la règle sur les biens étrangers pouvant être détenus dans des comptes enregistrés de retraite. Les catégories de Fonds canadiens Synergy étaient admissibles aux régimes enregistrés comme contenu canadien, tandis que les Fonds Catégorie de société CI étaient considérés comme contenu étranger.

« La fusion de la Catégorie canadienne Synergy avec la Catégorie de société CI donne lieu à une structure de fonds fiscalement avantageuse, ce qui nous permet d'offrir aux investisseurs un choix de fonds plus étendu », a déclaré Peter W. Anderson, président et chef de la direction de CI. « Toutes ces conversions ont contribué à la mise sur marché d'une gamme de placements plus claire et efficace. »

Le regroupement des sociétés et la fusion des fonds communs ont été approuvés par les porteurs de parts lors des réunions spéciales tenues le 24 novembre 2005. Voici la liste complète des fusions qui se sont conclues :

Fonds clôturés	Fonds prorogés	Gestionnaire de portefeuille
Catégorie valeur canadienne Synergy	Catégorie de société de placements canadiens CI	Kim Shannon, Sionna Investment Managers Inc.
Catégorie revenu à court terme canadien Synergy	Catégorie de société à court terme CI	James Dutkiewicz, Signature Advisors
Catégorie de société canadienne Synergy	Catégorie de société actions canadiennes Synergy *	David Picton, Synergy Asset Management
Fonds d'actions mondiales BPI	Fonds mondial CI	William Sterling, Robert Beckwitt, Greg Gigliotti, Trilogy Advisors, LLC
Fonds de revenu canadien Signature	Fonds de dividendes Signature	Eric Bushell, Signature Advisors
Fonds mondial d'occasions d'investissement CI III	Fonds mondial d'occasions d'investissement Trident	Nandu Narayanan, Trident Investment Management, LLC

* Dorénavant connu sous le nom de Catégorie de société canadienne Synergy.

Les fusions se sont réalisées en même temps que la conversion de trois catégories de Fonds canadiens Synergy en Fonds Catégorie de société CI : la Catégorie canadienne Synergy est devenue la Catégorie de société canadienne Synergy, la Catégorie gestion de style canadien Synergy est devenue la Catégorie de société gestion de style canadien Synergy et la Catégorie sociétés à petite capitalisation canadiennes Signature est devenue la Catégorie de société sociétés à petite capitalisation canadiennes Signature.

Suite à la conversion des fonds – qui passent de Catégorie gestion de style canadien Synergy à Catégorie de société gestion de style canadien Synergy – Legg Mason Capital Management, Trilogy Advisors, LLC, Epoch Investment Partners, Inc. et Altrinsic Global Advisors, LLC seront nommés sous-conseillers de la Catégorie de société gestion de style canadien Synergy. Synergy Asset Management poursuivra ses fonctions de sous-conseiller principal du Fonds, dont le portefeuille est géré par plusieurs gestionnaires de portefeuilles canadiens et mondiaux qui appliquent des styles de placement différents. Auparavant, les fonds avaient accès indirectement à ces gestionnaires mondiaux, par l'entremise de placements dans la Catégorie de société gestion de style canadien.

En outre, le Fonds d'actions américaines BPI a été renommé Fonds d'actions américaines CI et la Catégorie de société d'actions américaines BPI a été renommée Catégorie de société d'actions américaines CI. Ces changements reflètent la fusion en début d'année de BPI Global Asset Management LLP avec Trilogy Advisors, ainsi que la gestion des portefeuilles par la firme acquérante.

Plusieurs changements au niveau de la gamme de fonds distincts CI ont pris effet aujourd'hui. Des détails au sujet des ces changements, qui ont été annoncés le 23 septembre 2005, sont disponibles sur le site Web www.ci.com sous la rubrique « Quoi de neuf ».

CI est une filiale en propriété exclusive de CI Financial (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 68,9 milliards de dollars au 31 octobre 2005. À travers ses principales filiales d'opération, CI Investments Inc., Assante Corporation et Skylon Advisors Inc., CI Financial offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. Le site Web de CI se trouve à l'adresse www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Investments Inc.
Tél. : (416) 364-1145

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CIBC CI Global Insights Deposit Notes offer global diversification with 100% principal protection at maturity

TORONTO (November 28, 2005) – CIBC and CI Investments today announced the launch of CIBC CI Global Insights Deposit Notes, Series 1, giving investors the opportunity to add global diversification to their portfolios with the security of principal protection at maturity.

CIBC CI Global Insights Deposit Notes, Series 1, offer the potential for up to 200% exposure to a basket of three top global equity mutual funds managed by CI Investments. The Deposit Notes employ a dynamic allocation strategy that increases exposure to the funds when performance is positive and reduces exposure to the funds when performance is negative. CIBC provides 100% principal protection at maturity and any distributions made by the funds will be reinvested in the structure.

"The Canadian market has been one of the best-performing developed markets in the past few years, resulting in the typical Canadian investor's portfolio being heavily skewed to Canadian content," said David R. McBain, Senior Vice-President of CI Investments and President and Chief Executive Officer of Skylon Advisors Inc., which is marketing the Deposit Notes in conjunction with CI Investments. "Prudent portfolio construction and new investing opportunities would suggest rebalancing is in order to increase global exposure and improve the overall risk characteristics of investment portfolios."

CIBC CI Global Insights Deposit Notes provide investors with the opportunity to benefit from the full growth potential of a weighted basket of funds comprised of Synergy Global Corporate Class (40%), CI International Value Fund (40%) and CI American Value Fund (20%). All growth in the net asset value of the Deposit Notes over the eight-year term will be paid to investors by way of a final variable interest payment on the maturity date.

While there is no cap on the amount of interest that may be payable on the Deposit Notes, it is possible that a Final Variable Payment may not be payable at maturity. However, the full $100 Principal Amount per Deposit Note will be repaid by CIBC on the maturity date regardless of the performance of the Funds.

CIBC CI Global Insights Deposit Notes are 100% eligible for registered plans. Series 1 will be available through most financial advisors until January 20, 2006. The issue price is $100 per Deposit Note, with the minimum investment being $5,000 (50 Deposit Notes). The complete terms of the offering are set out in the Information Statement dated November 21, 2005, which can be obtained by investors from their financial advisors. Further information about the Deposit Notes can also be found at www.ci.com/depositnotes.

CI Investments™ **News Release**

CI Investments Inc. and Skylon Advisors Inc. are wholly owned subsidiaries of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $68.9 billion in fee-earning assets as of October 31, 2005. Through its principal operating subsidiaries, CI Investments, Skylon Advisors and Assante Wealth Management, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com; Skylon at www.skylonadvisors.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-364-1145

Placements CI

2, rue Queen Est, 20e étage, Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX**

Offre des Billets de dépôt CIBC Perspectives mondiales CI Diversification mondiale et protection du capital à 100 % à l'échéance

TORONTO (Le 28 novembre 2005) – CIBC et Placements CI ont annoncé aujourd'hui le lancement des Billets de dépôt CIBC Perspectives mondiales CI, série 1, qui offrent aux investisseurs l'occasion d'ajouter une diversification mondiale à leurs portefeuilles, ainsi que d'être assurés d'une protection à l'échéance.

Les Billets de dépôt CIBC Perspectives mondiales CI, série 1, offrent la possibilité d'obtenir une exposition pouvant atteindre 200 % à un panier composé de trois fonds communs de placement d'actions mondiales de premier ordre gérés par Placements CI. Les Billets de dépôt utilisent une stratégie de répartition dynamique qui augmente l'exposition aux fonds lorsque le rendement est positif et réduit l'exposition aux fonds lorsque le rendement est négatif. Le capital est garanti à 100 % à l'échéance par la CIBC et toute distribution effectuée par les fonds sera réinvestie dans la structure.

« Le marché canadien a été l'un des marchés développés qui a enregistré les meilleurs résultats au cours des dernières années, grâce au portefeuille typique de l'investisseur canadien qui privilégie un contenu canadien », a déclaré David R. McBain, vice-président principal de Placements CI et président et chef de la direction de Skylon Advisors Inc., qui a développé et fait la mise en marché des Billets en collaboration avec Placements CI. « La construction d'un portefeuille prudent et les nouvelles occasions de placement suggéreraient un rééquilibrage dans le but d'augmenter l'exposition mondiale et d'améliorer les caractéristiques liées au risque général des portefeuilles de placement ».

Les Billets de dépôt CIBC Perspectives mondiales CI donnent aux investisseurs l'occasion de tirer profit du plein potentiel de croissance d'un panier de fonds pondéré composé de la Catégorie de société mondiale Synergy (40 %), du Fonds de valeur internationale CI (40 %) et du Fonds de valeur américaine CI (20 %). Toute croissance dans la valeur de l'actif net des Billets de dépôt au cours de la durée de huit ans sera versée aux investisseurs par voie d'un dernier paiement d'intérêt variable payable à l'échéance.

Bien qu'il n'existe aucun plafond sur le montant d'intérêt qui pourrait être payé sur les Billets de dépôt, il est possible qu'aucun dernier paiement variable ne soit versé à l'échéance. Cependant, le montant du capital entier (100 $) par Billet de dépôt sera remboursé par la CIBC à la date d'échéance, peu importe le rendement des fonds.

Les Billets de dépôt CIBC Perspectives mondiales CI, sont admissibles à 100 % aux régimes enregistrés. La série 1 sera disponible par l'entremise de la plupart des conseillers financiers jusqu'au 20 janvier 2006. Le prix d'émission est de 100 $ par Billet de dépôt et le placement minimum s'élève à 5 000 $ (50 Billets de dépôt). Pour connaître l'intégralité des modalités de

l'offre, les investisseurs peuvent consulter le bulletin d'information daté du 21 novembre, qui peut être obtenu auprès de leur conseiller financier. Des renseignements supplémentaires à l'égard des Billets de dépôt sont disponibles sur le site www.ci.com/depositnotes.

CI Investments Inc. et Skylon Advisors Inc. sont des filiales en propriété exclusive de CI Financial (TSX : CIX), une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions d'environ 68,9 milliards de dollars au 31 octobre 2005. À travers ses principales filiales d'opération, CI Investments, Skylon Advisors et Gestion de patrimoine Assante, CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. CI est sur le Web à l'adresse www.ci.com. Skylon possède un site Web à l'adresse www.skylonadvisors.com.

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Pour de plus amples renseignements, veuillez communiquer avec :

David R. McBain
Président et chef de la direction
Skylon Advisors Inc.
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial Inc. announces new name, change of date for dividend payment

TORONTO (November 30, 2005) – CI Financial Inc. ("CI") announced today that it has changed its legal name from CI Fund Management Inc. The change was approved by CI's shareholders at the company's annual and special meeting held today in Toronto.

"The CI Financial name reflects our evolution into a diversified wealth management firm and a holding company for a wide range of financial services businesses," said William T. Holland, Chief Executive Officer of CI.

CI's primary subsidiaries are CI Investments Inc. (formerly CI Mutual Funds Inc.), one of Canada's largest investment fund companies; Assante Corporation, a major full-service financial planning firm; and Skylon Advisors Inc., which markets and manages structured products such as equity-linked notes and closed-end funds.

The change in CI's legal name follows the adoption of CI Financial as its business name in June 2005.

In other matters, CI announced that the previously announced monthly dividend of $0.06 per share payable on December 15, 2005, will instead be paid on January 3, 2006. CI made this change so that its shareholders may benefit from the recent federal government announcement that it intends to reduce the effective tax rate on dividends paid after January 1, 2006. Shareholders should note that the tax reduction is subject to approval by Parliament and, as yet, no provincial government has agreed to match the tax reduction.

CI Financial Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $68.9 billion Cdn in fee-earning assets at October 31, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
Tel.: (416) 364-1145

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1061830

Ministry of Consumer and Business Services — Ministère des Services aux consommateurs et aux entreprises

Ontario

CERTIFICATE — CERTIFICAT

This is to certify that these articles are effective on — Ceci certifie que les présents status entrent en vigueur le

DECEMBER 0 1 DECEMBRE, 2005

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 3 Business Corporations Act

Formule 3 Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

C I F U N D M A N A G E M E N T I N C .

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

C I F I N A N C I A L I N C .

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1994-01-14

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: or minimum and maximum number of directors is/are:
Nombre d'administrateurs : ou *nombres minimum et maximum d'administrateurs :*

Number or minimum and maximum
Nombre ou *minimum et maximum*

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

To change the name of the Corporation to CI Financial Inc.

6. The amendment has been duly authorized as required by sections 168 ~~and 170 (as applicable)~~ of the *Business Corporations Act.*
La modification a été dûment autorisée conformément aux articles 168 ~~et 170 (selon le cas)~~ de la Loi sur les sociétés par actions.

7. The resolution authorizing the amendment was approved by the shareholders/~~directors (as applicable)~~ of the corporation on
Les actionnaires ~~ou les administrateurs (selon le cas)~~ de la société ont approuvé la résolution autorisant la modification le

2005-Nov-30

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

CI FUND MANAGEMENT INC.

(Name of Corporation) (If the name is to be changed by these articles set out current name)
(Dénomination sociale de la société) (Si l'on demande un changement de nom, indiquer ci-dessus la dénomination sociale actuelle).

By/
Par: [signature]

(Signature)
(Signature)

SVP, General Counsel and Corp. Sec.

(Description of Office)
(Fonction)